SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
09/01/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
812,637

8. SHARED VOTING POWER
276,143

9. SOLE DISPOSITIVE POWER
1,088,780
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,088,780

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.07%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed July 29, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 9th, 2011 there were 15,407,000 shares of common stock outstanding as of 12/31/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,088,780 shares of TYW or 7.07% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 8/8/11 the following shares of TYW were purchased:

Date:		        Shares:		Price:
08/08/11		22,949		10.5425
08/09/11		100		10.5500
08/10/11		9,429		10.5562
08/11/11		8,006		10.6607
08/12/11		9,950		10.9471
08/15/11		4,223		11.0700
08/16/11		11,783		11.0534
08/17/11		7,600		11.0499
08/18/11		4,500		10.8000
08/19/11		16,202		10.8917
08/22/11		19,107		10.9498
08/23/11		7,900		10.9108
08/24/11		7,790		10.9566
08/25/11		4,100		10.9475
08/26/11		4,893		10.9974
08/30/11		9,852		11.1400
08/31/11		1,000		11.1500
09/01/11		10,207		11.1921
09/02/11		432		11.0500
09/02/11		5,000		11.0700
09/06/11		2,400		10.8940
09/07/11		7,439		11.0500





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/09/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos